

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

Via E-mail
Donald G. Mack
Chief Executive Officer
DMC Beverage Corp.
19563 East Mainstreet, Suite 206-i
Parker, CO 80138

> **Re: DMC Beverage Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 20, 2013**
> **File No. 333-190831**

Dear Mr. Mack:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Directors, Executive Officers, Promoters and Control Persons, page 33

Officer and Director Information, page 34

1. We note your response to comment 5 in our letter dated December 5, 2013. Please revise your filing to briefly describe the nature and type of "Nonqualified Deferred Comp. Earnings" paid to Messrs. Mack, Paladino and Slater. To the extent this column reflects compensation amounts earned but deferred, please clarify as much by providing footnote disclosure. Please also clarify whether the balance of Mr. Mack's salary has been deferred.

Summary Compensation Table, page 37

2. Please update this table and all related disclosure to provide compensation information for the 2013 fiscal year.

Outstanding Equity Awards, page 37

3. We note your response to comment 7 in our letter dated December 5, 2013. Please clarify the number of options granted to each of your directors and officers that are fully vested as of a most recent practicable date. In your revised disclosure, please also include the exercise price associated with each of these options.

Certain Relationships and Related Transactions, page 45

4. You state that a total of $41,335 is owed to the registrant by Mr. Mack. Please tell us how you intend to comply with Section 13(k) of the Exchange Act.

Financial Statements – Interim, page 76

Statement of Cash Flows, page 79

5. We note the Cash and cash equivalents balance on the September 30, 2013 Balance Sheet at page 76 and the Net loss on the September 30, 2012 interim Statement of Operations at page 78 do not agree with the corresponding measures in your Statements of Cash Flows. Please resolve these inconsistencies.

Note 8 – Related Party Transactions, page 87

Line-of-Credit and Notes Payable – Shareholder, page 88

6. We note your disclosure in the fourth paragraph under Use of Proceeds on page 25 indicating the outstanding debts you intend to pay are not currently accruing interest. Please reconcile this statement with your disclosures on page 88 stating that several lines-of-credit and notes payable are currently accruing interest.

    Also explain your rationale for the absence of change in your interest payable account, including alternate classifications of accrued amounts and justification for not recognizing expense under the terms of your agreements as applicable.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Jody M. Walker

J.M. Walker & Associates